

September 12, 2011

Via E-mail
Mr. Yacov Kaufman
Chief Financial Officer
IncrediMail Ltd.
4 HaNechoshet Street
Tel Aviv, Israel 69710

>   **Re:**   **IncrediMail Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed March 9, 2011**
>   **File No. 000-51694**

Dear Mr. Kaufman:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 32

1.   We note your disclosure on page 37 indicates that one of "the most important metrics is the cost per click (CPC) rate." Please tell us the extent to which you use this information as a key indicator in managing your business and indicate whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to discussing the impact that

the CPC rate had on your operating results for the years presented. Refer to Section III.B.1 of SEC Release No. 33-8350.

B. Liquidity and Capital Resources

2.	Your disclosure in this section appears to be a mere recitation of changes evident from the cash flow statements. Revise your disclosure in future filings to focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. Refer to Section IV.B of SEC Release No. 33-8350.

Note 2 – Significant Accounting Policies

i. Revenue Recognition, page F-11

3.	We note your disclosure on F-12 with respect to your multiple element software arrangements. We further note that you allocate revenue to the different elements in the arrangement under the "relative fair value method" when vendor-specific objective evidence (VSOE) exists. Please address the following regarding these arrangements:

- Describe the various components of your multiple element software arrangements and tell us whether you have established VSOE for all of your delivered and undelivered elements.
- Describe, in detail, your methodology for establishing VSOE of your undelivered elements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief